Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

January 17, 2013

Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 January 17, 2013

VXX

iPath® S&P 500 VIX Short-Term Futures™ ETN

Note Description

The iPath® S&P 500 VIX Short-Term Futures™ ETN is designed to provide investors with exposure to the S&P 500 VIX Short-Term Futures™ Index Total Return.

Index Description

The S&P 500 VIX Short-Term Futures™ Index Total Return (the “Index”) is designed to provide access to equity market volatility through CBOE Volatility Index® futures. The Index offers exposure to a daily rolling long position in the first and second month VIX futures contracts and reflects the implied volatility of the S&P 500® at various points along the volatility forward curve.

Barclays Bank PLC implemented a 1 for 4 reverse split of the iPath® S&P 500 VIX Short-Term Futures™ ETN, with such reverse split taking effect on October 5, 2012. The press release announcing the reverse split is available at http://www.ipathetn.com/us/downloads/pdf/vxx-reverse-split-2012-press-release.pdf.

Note Details Cumulative Index Return2

Ticker VXX 30%

Intraday Indicative Value Ticker VXX.IV

0%

CUSIP 06740C188

ISIN US06740C1889 -30%

Primary exchange NYSE Arca -60%

Yearly fee1 0.89%

Inception date 1/29/2009 -90%

Maturity date 1/30/2019 -120%

Issuer Barclays Bank PLC Jan 09 Jul 09 Jan 10 Jul 10 Jan 11 Jul 11 Jan 12 Jul 12

Callable ETN No S&P 500 VIX Short-Term FuturesTM Index TR

Source: S&P Dow Jones Indices, LLC (based on daily returns 01/09-9/12 since

Note inception date).

Index Details 2 Index returns are for illustrative purposes only and do not represent actual

iPath ETN performance. Index performance returns do not reflect any

Index name S&P 500 VIX Short-Term FuturesTM Index TR management fees, transaction costs or expenses. Indexes are unmanaged

Composition Futures on S&P 500 VIX and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to

Number of components 2 www.iPathETN.com.

Bloomberg Index ticker SPVXSTR Index Composition

Inception date 1/22/2009

CBOE VIX FUTURE OCT 12 57.68%

Base value and date 100,000 as of 12/20/2005

CBOE VIX FUTURE NOV 12 42.32%

Index sponsor S&P Dow Jones Indices, LLC

Source: S&P Dow Jones Indices, LLC, as of 9/30/2012. Index composition is subject to change.

The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

VXX

Annualized Performance, Standard Deviation And Correlation History

6-month 1-Year 3-Year 5-Year 10-Year Standard Index

Return % Return % Return % Return % Return % Deviation % Correlations4

Annualized Annualized Annualized Annualized Annualized3

S&P 500 VIX Short-Term FuturesTM Index TR -46.36 -83.34 -64.17 n/a n/a 73.15 1.00

S&P 500® 3.43 30.20 13.20 1.05 8.01 15.58 -0.80

MSCI EAFE Index -0.70 13.75 2.12 -5.24 8.20 19.60 -0.81

MSCI Emerging Markets IndexSM -1.84 16.93 5.63 -1.28 17.00 21.84 -0.74

Barclays U.S. Aggregate Bond Index 3.68 5.16 6.19 6.53 5.32 2.70 0.38

Dow Jones-UBS Commodity Index Total ReturnSM 4.70 5.99 5.26 -3.03 5.20 17.86 -0.54

Source: BlackRock, S&P Dow Jones Indices, LLC, MSCI, Barclays and Dow Jones Opco, UBS, as of 9/30/2012.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 9/09-9/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

4 Correlations based on weekly returns for 9/09-9/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the

“VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500®, the prices of options on the S&P 500®, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500®, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® and the VIX Index, interest rates, supply and demand in the listed and I0912 over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

VXX

Benefits Risks

May provide portfolio diversification and completion* No principal protection

Ability to execute tactical views Credit risk of the issuer

Interest Rate Management Concentration of index exposure

Hedging Tool Minimum redemption value directly with issuer

Exchange listed Market risk

Daily redemption capabilities directly to issuer Yearly fee and applicable costs

No tracking error to their specified underlying index**

Daily redemption capabilities directly to issuer Yearly fee and applicable costs

No tracking error to their specified underlying index**

* Diversification does not protect against market risk.

** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price.

Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

Your ETNs Are Not Linked to the VIX Index: The value of your ETNs will be linked to the value of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying your ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Your ETNs may not benefit from increases in the level of the VIX Index because such increases will not necessarily cause the level of VIX Index futures to rise. Accordingly, a hypothetical investment that was linked directly to the VIX Index could generate a higher return than your ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Standard & Poor’s®”, “S&P 500®”, “S&P®”, “S&P 500® Total Return” and “S&P 500 VIX Short-Term Futures™”are trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. “CBOE®” and “VIX®” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”) and have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Barclays Bank PLC. This document is not sponsored, endorsed, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”) or by CBOE. S&P Dow Jones Indices and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or to any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of the index to track market performance.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0630-1212

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Standard & Poor’s®”, “S&P 500®”, “S&P®”, “S&P 500® Total Return” and “S&P 500 VIX Short-Term Futures™”are trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. “CBOE®” and “VIX®” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”) and have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Barclays Bank PLC. This document is not sponsored, endorsed, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”) or by CBOE. S&P Dow Jones Indices and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or to any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of the index to track market performance.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0630-1212

Not FDIC Insured —No Bank Guarantee—May Lose Value 1-877-764-7284 www.ipathetn.com